UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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17009290

NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 2017

SEC FILE NUMBER
8-14715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hornor, Townsend & Kent, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Dresher Road
(No. and Street)

Horsham	Pennsylvania	19044
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Ingulli Jr., CPA (215) 956-8735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square Suite 1800	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle A. Barry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hornor, Townsend & Kent, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Marianne C. Bechtel, Notary Public
Horsham Twp., Montgomery County
My Commission Expires Dec. 26, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

CEO / President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hornor, Townsend & Kent, Inc.
Index
December 31, 2016

The accompanying notes are an integral part of these financial statements.

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Hornor, Townsend & Kent, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hornor, Townsend & Kent, Inc. at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

Hornor, Townsend & Kent, Inc.
Statement of Financial Condition
As of December 31, 2016

Assets	
Cash and cash equivalents	$ 7,417,897
Segregated cash	250,000
Deposits with clearing organizations	120,029
Receivables from brokers/dealers and clearing organizations	1,521,094
Commissions receivable	1,091,511
Equipment and capitalized software, at cost (net of accumulated depreciation and amortization of $ 965,556)	956,137
Prepaid expenses	783,350
Receivable from Parent	418,713
Deferred tax asset, net	266,436
Other assets	223,304
Total assets	$ 13,048,471
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 2,684,885
Accounts payable and accrued expenses	1,231,903
Payable to Parent	664,252
Total liabilities	4,581,040
Stockholder's Equity	
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	33,158,264
Accumulated deficit	(24,691,833)
Total stockholder's equity	8,467,431
Total liabilities and stockholder's equity	$ 13,048,471

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation and the National Securities Clearing Corporation. The Company is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual" or "Parent"). The Company has one wholly owned subsidiary, HTK Insurance Agency, Inc. that is inactive. The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products.

As of December 31, 2016, the Company had an accumulated deficit of $24,691,833. To the extent that sufficient capital is not generated through the Company's normal operating activities, Penn Mutual would provide any incremental capital to fund the Company's ongoing business. Penn Mutual has provided the Company with an ongoing support letter through March 31, 2018.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market instruments with original maturities of three months or less and have no redemption restrictions. At December 31, 2016 the company had $ 5,276,324 in cash equivalents.

Segregated Cash

Segregated Cash represents cash in a bank account established exclusively for the benefit of customers.

Deposits with Clearing Organizations

Deposits with clearing organizations include $100,000 in deposits with Pershing LLC, the Company's clearing organization and $20,029 with the Depository Trust Clearing Corporation.

Receivable from Brokers/Dealers and Clearing Organizations

Receivable from brokers/dealers and clearing organizations contains a receivable from Pershing, LLC in the amount of $702,544 at December 31, 2016. The Company clears certain of its customer transactions through Pershing, LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to commissions and other fees earned for the aforementioned transactions. It also contains a 12b-1 receivable related to various mutual fund carriers for $818,550 for business processed directly with those carriers.

Equipment and Capitalized Software
Equipment and capitalized software is carried at depreciated or amortized cost. Equipment is depreciated on a straight line basis over a three year period. Capitalized software consists primarily of costs related to the firm's implementation of certain operational and financial systems. Costs related to planning and analysis have been expensed. Development costs incurred during the design, construct and testing phases have been capitalized and are amortized over the lesser of the estimated useful life or five years on a straight line basis, once deployed.

Recently Issued Accounting Standards
In May 2014, the FASB issued ASU 2014-09 – Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles in the U.S. The core principal of this ASU, as amended, is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The ASU will be effective for us beginning in 2018. We are evaluating the effects of our adoption of this ASU but do not expect it to have a material impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02 – Leases, which amends a number of aspects of lease accounting, including requiring lessees to recognize operating leases with a term greater than one year on their balance sheet as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. This ASU will be effective for us beginning in 2020. We are evaluating the effects of our adoption of this ASU on our financial statements.

3. Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities without adjustment.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company does not hold any assets carried at fair value in Level 2 assets.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management. The Company does not hold any assets carried at fair value in Level 3.

The Company had no transfers of financial instruments between Levels during the fiscal year ended December 31, 2016.

Money Market - The fair value of money market funds, which are included in Cash and cash equivalents, is based upon daily quoted net asset values of shares held at the reporting date.

The following table presents information about the Company's financial instruments measured at Fair Value on a recurring basis as of December 31, 2016:

Financial Assets	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Cash equivalents				
Money Market	$ 5,276,324	$ -	$ -	$ 5,276,324
Total	$ 5,276,324	$ -	$ -	$ 5,276,324

The following instruments are not carried at fair value on our Statement of Financial Condition.

Cash, Restricted cash, Deposits with clearing organizations, Receivables from brokers/dealers, Commissions Receivable, clearing organizations and Other assets - These assets are generally short-term in nature, therefore, carrying value approximates fair value.

Commissions Payable, Accounts payable and accrued expenses and Other liabilities - These liabilities are generally short-term in nature, therefore, carrying value approximates fair value.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Carrying Amount
Financial Assets				
Cash	$ 2,141,573	$ -	$ -	$ 2,141,573
Segregated cash for the exclusive benefit of customers	250,000	-	-	250,000
Deposits with clearing organizations	-	120,029	-	120,029
Receivables from brokers/dealers and clearing organizations	-	1,521,094	-	1,521,094
Commissions receivable	-	-	1,091,511	1,091,511
Other assets	-	-	908,452	908,452
Total	$ 2,391,573	$ 1,641,123	$ 1,999,963	$ 6,032,659
Financial Liabilities				
Commissions payable	$ -	$ -	$ 2,448,875	$ 2,448,875
Accounts payable and accrued expenses			1,467,913	1,467,913
Other liabilities	-	-	664,252	664,252
Total	$ -	$ -	$ 4,581,040	$ 4,581,040

4. Related Party Transactions

The Company supports Penn Mutual's professional agents and financial advisors and sells Penn Mutual Variable Life and Variable Annuity Products.

Under the terms of an expense allocation agreement, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses.

As a marketing allowance, the Company pays an 87% ratio of commission expense on commission revenue. Commission Revenue is defined as Commissions from sale of investment company shares, variable insurance products and securities and fee income from investment advisory and asset management. After commissions are paid to registered representatives the residual amount is paid to Penn Mutual.

As of December 31, 2016, the Company had a receivable of $418,713 for Federal Income Taxes and a payable of $664,252 to Penn Mutual resulting from related party transactions.

5. Credit Risk

The Company clears approximately 23% of their securities transactions through a clearing broker, with whom the Company maintains a Proprietary Accounts for Introducing Brokers ("PAB") agreement. Accordingly, a substantial portion of the Company's credit exposures is concentrated with its clearing broker. In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally three business days after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a

customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company, is charged to the Company.

The Company seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

6. Income Taxes

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying values and tax basis of assets and liabilities. The tax effects of temporary differences and carryforwards that give rise to the deferred tax asset are the following as of December 31, 2016:

Deferred tax assets:	
Net Operating Losses	$ 244,384
Legal Contingency	175,000
Other	70,151
Total Deferred Tax Assets	$ 489,535
Deferred Tax Liability	(223,099)
Capitalized Software	$ (223,099)
Total Deferred Tax Liability	
Deferred Tax Assets, Net	**$ 266,436**

The Company files a consolidated federal income tax return with its parent, Penn Mutual. Based on the inter-company tax allocation agreements, each subsidiary's tax liability or refund is accrued on a benefits for loss basis. As of December 31, 2016, the Company has a current tax receivable of $418,713 from Penn Mutual.

The Company is required to evaluate the recoverability of deferred tax assets and to establish a valuation allowance if necessary to reduce the deferred tax asset to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable income exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused.

The Company has a Net Operating Loss ("NOL") which was generated from the 2015 tax year. Under the benefits for loss approach, NOLs or other tax attributes are characterized as realized by a standalone entity when those tax attributes are expected to be utilized in a consolidated tax

return. As such, when such tax attributes are utilized by other members of the consolidated group, a tax receivable from the parent is generated in lieu of a deferred tax asset.

Additionally, the benefits for loss approach also enables a standalone entity to consider certain criteria of its consolidated parent when evaluating the realizability of its deferred tax assets. Given this, a valuation allowance is not required in a company's standalone financial statements if it is determined that a valuation allowance was not required for its parent consolidated group. The Company's parent consolidated group has not recorded a valuation allowance as of December 31, 2016. As such, although the realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized and, therefore, the Company has not recorded a valuation allowance as of December 31, 2016.

Tax years 2013 and subsequent are still subject to audit by the Internal Revenue Service.

7. Employee Benefit Plan

Pension Plan

Certain employees of the Company are covered under Penn Mutual's funded defined benefit pension plan. Penn Mutual's policy is to fund qualified pension costs in accordance with the Employee Retirement Income Security Act of 1974. Penn Mutual may increase its contribution above the minimum based upon an evaluation of the Penn Mutual's tax and cash positions and the plan's funded status.

Penn Mutual approved the freezing of benefits under its qualified pension plans effective December 31, 2005. Therefore no further benefits are accrued for participants.

Other Retirement and Post Employment Benefits

The Company provides, through Penn Mutual, certain life insurance and health care benefits for its retirement employees, their beneficiaries and covered dependents.

Defined Contribution Plan

Substantially all the employees of the Company are covered by Penn Mutual's defined contribution plan. Designated contributions of up to 6% of annual compensation are eligible to be matched by the Company.

8. Commitments and Contingencies

The Company leases its office from Penn Mutual under a non-cancelable operating lease expiring December 31, 2017.

As of December 31, 2016, aggregate minimum rental commitments under all non-cancelable leases through December 31, 2017 are $170,000.

The Company is involved in litigation arising in and out of the normal course of business. In addition, the regulators within the brokerage industry continue to focus on market conduct and compliance issues. The Company would establish a provision for estimated losses from pending complaints, legal actions, investigations and proceedings when fully analyzed, indicating it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims and

ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2016, the Company has a recorded liability of $500,000 related to these matters.

9. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and money market funds. The Company maintains cash balances with one financial institution that exceeds the federally insured limit of $250,000 per institution. The Company also maintains money market funds that are not federally insured. Management of the Company believes it has adequately mitigated this risk by only investing in or through major financial institutions.

10. Equipment and Capitalized Software, at cost

Equipment	$ 9,419
Capitalized software	1,912,274
	1,921,693
Less: Accumulated depreciation and amortization	(965,556)
Equipment and Capitalized Software, net	956,137
2016 depreciation expense	$ 382,638

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6⅔% of aggregate indebtedness or $250,000 whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2016, the Company had net capital of $5,350,714 which was $5,045,036 in excess of its requirement of $305,678. The Company's aggregate Indebtedness to Net Capital Ratio was .86 to 1. The Company claims the exemption provision of SEC Rule 15c3-3(k)(2)(ii).

12. Subsequent Events

Management has evaluated the events and transactions that have occurred through February 28, 2017, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.